
13000411



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 1/8/13

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Robert J. Joseph
Jones Day
rjjoseph@jonesday.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/21/13

Re: OGE Energy Corp.
Incoming letter dated January 8, 2013

Dear Mr. Joseph:

This is in response to your letters dated January 8, 2013 and February 20, 2013 concerning the shareholder proposal submitted to OGE by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: OGE Energy Corp.
Incoming letter dated January 8, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in OGE's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement of a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that OGE may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by OGE seeking approval to amend OGE's certificate of incorporation. You also represent that the proposal would directly conflict with OGE's proposal. You indicate that inclusion of the proposal and OGE's proposal in OGE's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if OGE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which OGE relies.

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JONES DAY

77 WEST WACKER • CHICAGO, ILLINOIS 60601.1692
TELEPHONE: +1.312.782.3939 • FACSIMILE: +1.312.782.8585

Direct Number: (312) 269-4176
rjjoseph@jonesday.com

February 20, 2013

No-Action Request
1934 Act/Rule 14a-8

Via E-Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: OGE Energy Corp.
Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

In a letter dated January 8, 2013 (the "No-Action Request"), we requested, on behalf of our client OGE Energy Corp., an Oklahoma corporation (the "Company"), that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth in the No-Action Request, the Company excludes the Shareholder Proposal (the "Shareholder Proposal") filed by shareholder John Chevedden (the "Proponent") from its 2013 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 16, 2013. In the No-Action Request, we explained that we believed the Shareholder Proposal could be properly omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(10) and/or Rule 14a-8(i)(9). As mentioned in the No-Action Request, at an upcoming meeting of the Board of Directors, the Board was going to consider approving, and recommending to the Company's shareholders for approval at the 2013 Annual Meeting of Shareholders, a Company Proposal (as defined in the No-Action Request) that would eliminate the supermajority provisions in the Company's certificate of incorporation that are the subject of the Shareholder Proposal.

The purpose of this letter is to notify the Staff that at the Company's Board of Director's meeting on February 13, 2013, the Board of Directors approved the Company Proposal and

ALKHOBAR • ATLANTA • BEIJING • BOSTON • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DUBAI FRANKFURT • HONG KONG • HOUSTON • IRVINE • JEDDAH • LONDON • LOS ANGELES • MADRID • MEXICO CITY MILAN • MOSCOW • MUNICH • NEW DELHI • NEW YORK • PARIS • PITTSBURGH • RIYADH SAN DIEGO • SAN FRANCISCO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON recommended that the Company's shareholders approve the Company Proposal at the 2013 Annual Meeting of Shareholders. Accordingly, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Shareholder Proposal from its 2013 proxy materials. If the Staff disagrees with the Company's conclusion to omit the Shareholder Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponent.

Sincerely,



Robert J. Joseph

cc: John Chevedden

JONES DAY

77 WEST WACKER • CHICAGO, ILLINOIS 60601.1692
TELEPHONE: +1.312.782.3939 • FACSIMILE: +1.312.782.8585

Direct Number: (312) 269-4176
rjjoseph@jonesday.com

January 8, 2013

No-Action Request
1934 Act/Rule 14a-8

Via E-Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client OGE Energy Corp., an Oklahoma corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Shareholder Proposal") filed by shareholder John Chevedden (the "Proponent") from its 2013 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 16, 2013. The definitive copies of the 2013 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 29, 2013. We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Shareholder Proposal from its proxy materials. Pursuant to Staff Legal Bulletin 14D, we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission e-mail address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)(2)), and the undersigned has included his name, email address and telephone number in this letter. We are simultaneously forwarding by email a copy of this letter to the Proponent as notice of the Company's intent to omit the Shareholder Proposal from the Company's 2013 proxy materials.

Background

The Shareholder Proposal. The Shareholder Proposal requests that the Company's Board of Directors take the steps necessary to change each voting requirement to a simple majority. Specifically, the Shareholder Proposal states:

> Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Shareholder Proposal, including the supporting statement, is attached to this letter as Exhibit A.

The Company Proposal. The Company's Certificate of Incorporation (the "Certificate") currently includes the following voting provisions (collectively, the "Supermajority Provisions") that require greater than a majority vote:

- Article VI (the "fair price provisions") requires the affirmative vote of 80% of the Company's outstanding shares to approve certain business combinations with interested shareholders, subject to certain exceptions, including an exception for transactions approved by the board of directors;

- Paragraph E of Article VII requires an affirmative vote of at least 80% of the Company's outstanding shares to amend Article VII of the Certificate, which includes provisions relating to the terms of directors, removal of directors and newly created directorships;

- Article VIII requires an affirmative vote of at least 80% of the Company's outstanding shares to amend Article VIII (relating to the prohibition of the stockholders to act by written consent); and

- Article IX requires an affirmative vote of at least 80% of the Company's outstanding shares to amend (i) certain provisions of the Company's bylaws, including those provisions relating to calling special meetings, no written consent by shareholders, advance notice of shareholder action, number, tenure and resignation of directors and notification of director nominations or (ii) Article IX of the Certificate.

At an upcoming meeting, the Company's Board of Directors (the "Board") is expected to approve, and recommend to the Company's shareholders for approval at the 2013 Annual Meeting of Shareholders, a proposal to amend the Company's Certificate (the "Company Proposal") to eliminate the Supermajority Provisions in the Certificate. Specifically, the Company Proposal would:

- delete Article VI (fair price provisions) in its entirety,
- delete Paragraph E of Article VII (requires an affirmative vote of at least 80% of the Company's outstanding shares to amend Article VII of the Certificate),
- delete the 80% requirement in Article VIII (requires an affirmative vote of at least 80% of the Company's outstanding shares to amend Article VIII of the Certificate),
- delete the 80% requirement in Article IX relating to the amendment of Article IX, and
- replace the 80% requirement in Article IX relating to specified bylaw amendments with a majority of the votes present and entitled to vote standard.

If the Company Proposal is adopted and Article VI is deleted, under Oklahoma law, subject to certain exceptions, including an exception for transactions approved by the board of directors, the required vote to approve a business combination with interested shareholders would be 66-2/3% of the Company's outstanding shares. If the Company Proposal is adopted and Paragraph E of Article VII, the 80% requirement in Article VIII and the 80% requirement in Article IX relating to the amendment of Article IX are deleted, under Oklahoma law, amendment of Article VII, Article VIII or Article IX of the Certificate would require a vote of a majority of the Company's outstanding shares. If the Company Proposal is adopted, the 80% requirement in Article IX relating to specified bylaw amendments would be replaced with a majority of the votes present and entitled to vote standard, which is consistent with the general voting standard under Oklahoma law.

The only other provisions in either the Certificate or bylaws that require a voting standard greater than a simple majority of the votes cast are: (i) Paragraph D of Article VII of the Certificate and Section 5.2 of the bylaws that require a majority of the combined voting power of the outstanding shares (i.e., majority of outstanding shares) to remove a director from office; and (ii) Section 4.6 of the bylaws that provides that the general voting standard for actions by the shareholders, unless voting by a greater number of shareholders is required by law or the Certificate, is a majority of the shares represented at a meeting and entitled to vote on a matter at which a quorum is present. Collectively, these three provisions are referred to as the "Non-Supermajority Provisions." These Non-Supermajority Provisions would not be eliminated or amended by the Company Proposal. The voting standard in Paragraph D of Article VII of the Certificate and Section 5.2 of the bylaws is the same as the vote required by Section 1027H of the Oklahoma General Corporation Act for a shareholder vote to remove a director. This will be consistent with the Shareholder Proposal, which requests changes only to the extent in compliance with applicable laws. The majority of the shares represented and entitled to vote standard in Section 4.6 of the bylaws is the default voting standard under Section 1061 of the

Oklahoma General Corporation Act and differs from the simple majority of the votes cast standard stated in the Shareholder Proposal only in the way that abstentions are treated. Under Oklahoma law, abstentions are not deemed to be votes cast, and therefore under a simple majority of the votes cast standard, an abstention would have no effect on the vote. Under the majority of the shares represented and entitled to vote standard in Section 4.6 of the bylaws, an abstention would be deemed present and entitled to vote and therefore would be included in the denominator. Accordingly, an abstention would have the effect of a vote against.

Discussion of Reasons for Omission

We hereby respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded from the 2013 proxy materials pursuant to Rule 14a-8(i)(10) and/or Rule 14a-8(i)(9). As mentioned above, the Board will consider approving, and recommending to the Company's shareowners for approval at the 2013 Annual Meeting of Shareowners, the Company Proposal that would eliminate the Supermajority Provisions in the Certificate.

We are submitting this no-action request at this time to address the timing requirements of Rule 14a-8. Although the Board has not yet approved the Company Proposal, the Staff has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(10) where the company represents that its board is expected to approve amendments to its charter (subject to approval of the company's stockholders at the next annual meeting) that would substantially implement the stockholder proposal, and then supplements its request for no-action relief by notifying the Staff after the board has approved such amendments. *See e.g., Applied Materials, Inc.* (December 19, 2008); *Sun Microsystems, Inc.* (August 28, 2008); *H. J. Heinz Company* (May 20, 2008); and *NiSource, Inc.* (March 10, 2008). Similarly, the Staff has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(9) where the company represents that its board is expected to consider a company proposal that will conflict with a stockholder proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken. *See, e.g., SUPERVALU INC.* (April 20, 2012); *Duke Energy Corp.* (March 2, 2012); *The Home Depot, Inc.* (March 29, 2011); *Cognizant Technology Solutions Corporation* (March 25, 2011) (concurring with exclusion of a stockholder proposal requesting simple majority vote where the company notified the Staff that its board was expected to consider a conflicting company proposal and later filed a supplemental letter notifying the Staff that the conflicting company proposal had been approved by the board). Accordingly, we will notify the Staff supplementally after the Board has considered the Company Proposal and taken the actions described above.

I. Rule 14a-8(i)(10) – The Shareholder Proposal May be Omitted Because it Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Interpreting the predecessor to Rule 14a-8(i)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Exchange Act Release No. 34-12598* (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead the standard for exclusion is substantial implementation. *See Exchange Act Release No. 34-40018* (May 21, 1998, *n. 30 and accompanying text*); *see also Exchange Act Release No. 34-20091* (August 16, 1983).

The Staff has stated that, in determining whether a stockholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal," and not where those policies, practices and procedures are embodied. *Texaco, Inc.* (March 28, 1991). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail or (iii) exercised discretion in determining how to implement the proposal. *See, e.g., Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Talbots Inc.* (April 5, 2002); *Masco Corp.* (April 19, 1999 and March 29, 1999). In each of these cases, the Staff concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal.

Under this standard, the Company has substantially implemented the Shareholder Proposal because the amendments in the Company Proposal fulfill the essential objective of the Shareholder Proposal, which is to eliminate supermajority voting provisions in the charter and bylaws. The presence of the Non-Supermajority Provisions that require a slightly different majority vote standard than the majority of the vote cast requested in the Shareholder Proposal do not affect this analysis.

The Board lacks unilateral authority to adopt the amendments to the Certificate that constitute the Company Proposal, but by submitting the Company Proposal to the Company's shareholders at the 2013 Annual Meeting, the Company is addressing the essential objective of the Shareholder Proposal. Accordingly, there is no reason to ask shareholders to vote on a resolution to urge the Board to take action that the Board is already expected to take.

The Staff has, on numerous occasions, including with respect to stockholder proposals that are very similar to the Shareholder Proposal, concurred that a stockholder proposal can be omitted from the proxy statement as substantially implemented under Rule 14a-8(i)(10) when companies have taken actions substantially similar to the Company's actions. *See, e.g., McKesson Corporation* (April 8, 2011); *Express Scripts, Inc.* (January 28, 2010); *MDU*

Resources Group, Inc. (January 16, 2010); *Time Warner Inc.* (February 29, 2008). In this regard, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when companies have sought to exclude stockholder proposals requesting elimination of supermajority voting requirements after the board of directors of those companies have taken action to approve (or were expected to approve) the necessary amendments to their respective charters and/or bylaws, and represented that such amendments would be submitted to a vote of stockholders (as applicable) in the next annual meeting. *See, e.g., Applied Materials, Inc.* (December 19, 2008); *Sun Microsystems, Inc.* (August 28, 2008); *H.J. Heinz Company* (May 20, 2008); *NiSource, Inc.* (March 10, 2008). In each of these cases, the Staff granted no-action relief to a company that intended to omit a stockholder proposal that was similar to the Shareholder Proposal, based on actions by the company's board of directors (and, as applicable, anticipated actions by the company's stockholders) to remove supermajority voting provisions.

Furthermore, with regard to those provisions of the Company Proposal that, due to Oklahoma law, would result in replacing the supermajority voting standards with a voting standard based on the majority of outstanding shares and the continuation of the Non-Supermajority Provisions, the Staff has provided no-action relief under Rule 14a-8(i)(10) where similar proposals have called for the elimination of provisions requiring "a greater than simple majority vote" in favor of a majority of votes cast standard, and where the company has taken action to amend the governing documents to set stockholder voting thresholds based upon a majority of the company's outstanding shares. *See, e.g., McKesson Corporation* (April 8, 2011); *Celgene Corp.* (April 5, 2010); *Express Scripts, Inc.* (January 28, 2010); *MDU Resources Group, Inc.* (January 16, 2010); *Applied Materials, Inc.* (December 19, 2008); *Sun Microsystems* (August 28, 2008); *NiSource Inc.* (March 10, 2008). Similarly, with respect to the effect under Oklahoma law of deleting the fair price provisions of Article VI and the resulting statutory requirement for approval of 66-2/3% of the Company's outstanding shares to approve a business combination with interested shareholders, the Staff provided no-action relief under Rule 14a-8(i)(10) in a very similar context in *MDU Resources Group, Inc.* (January 16, 2010).

As noted above, the Board is expected to approve, at an upcoming Board meeting, the amendments to the Certificate to eliminate the Supermajority Provisions and will direct that the Company Proposal be submitted to a stockholder vote at the 2013 Annual Meeting. The Company believes that these actions would achieve the "essential objective" of, and therefore substantially implement, the Shareholder Proposal, so that the Company may properly omit the Shareholder Proposal from the Company's 2013 proxy materials in accordance with Rule 14a-8(i)(10). Accordingly, we respectfully request that the Staff concur that the Shareholder Proposal may be properly omitted from the Company's 2013 proxy materials on the basis of Rule 14a-8(i)(10).

II. Rule 14a-8(i)(9) – The Shareholder Proposal May be Omitted Because it Conflicts with the Company's Proposals.

If the Staff does not concur that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(10), then the Shareholder Proposal should be excluded pursuant to Rule 14a-8(i)(9), which provides that a company may exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent stockholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Staff has stated consistently that where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders, the stockholder proposal may be excluded under Rule 14a-8(i)(9). The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where the stockholder-sponsored proposal contained a threshold that differed from a company-sponsored proposal, because submitting both proposals to a stockholder vote would present alternative and conflicting decisions for stockholders. For example, in each of *Cognizant Technology Solutions Corporation* (Mar. 25, 2011), *Flowserve Corporation* (Jan. 25, 2011) and *Best Buy Co. Inc.* (Apr. 17, 2009), the Staff allowed the company to omit a stockholder proposal for simple majority voting when the company's proposal was to reduce supermajority provisions from 80% to 66-2/3%. *See, SUPERVALU INC.* (April 20, 2012) (excluding a proposal for simple majority voting when the company planned to submit a proposal to amend its certificate of incorporation and bylaws to reduce supermajority provisions from 75% to 66-2/3%); *Walt Disney Co.* (Nov. 16, 2009; *recon. denied* Dec. 17, 2009) and *H.J. Heinz Co.* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%).

The Company Proposal would ask the Company's stockholders to approve amendments to the Company's Certificate that would eliminate the 80% of the outstanding shares voting standard in each of the Supermajority Provisions. Under Oklahoma law, (i) the effect of deleting the fair price provisions of Article VI (including the 80% requirement) would be to replace such fair price provisions with similar statutory standard of 66-2/3% of the outstanding shares and (ii) the effect of deleting the 80% of the outstanding shares voting standard to amend certain provision of the Certificate would be would be replaced by the statutorily-mandated majority of the outstanding shares standard. However, the Company Proposal would not change the Non-Supermajority Provisions. Because of this potential conflict between the Company Proposal and the Shareholder Proposal, inclusion of both proposals in the 2013 proxy materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent, ambiguous, and inconsistent results if both proposals were approved. Because the Company Proposal and the Shareholder Proposal would have the effect of proposing slightly different voting standards for the same provisions in the Certificate, there is potential for conflicting outcomes if the Company's stockholders consider and adopt both the Company Proposal and the Shareholder Proposal.

For the above-mentioned reasons, the Company respectfully requests the Staff to concur in the Company's view that the Shareholder Proposal may be excluded from the 2013 proxy materials under Rule 14a-8(i)(9).

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Shareholder Proposal from its 2013 proxy materials. If the Staff disagrees with the Company's conclusion to omit the Shareholder Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponent.

Sincerely,



Robert J. Joseph

cc: John Chevedden

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Peter B. Delaney
Chairman of the Board
OGE Energy Corp. (OGE)
321 N Harvey
Oklahoma City OK 73101
Phone: 405 553-3000
Fax: 405-553-3760

Dear Mr. Delaney,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 30, 2012
Date

cc: Patricia D. Horn <hornpd@oge.com>
Corporate Secretary
Brian Alford <alfordbt@oge.com>

[OGE: Rule 14a-8 Proposal, November 30, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The 2012 shareholder proposal on this same topic won our 65%-support. This 65%-vote even translated into 44% of all our shares outstanding – including the shares that did not vote. Our directors have not responded to this 65%-vote under the leadership of Robert Lorenz, who chaired our corporate governance committee. This 65% support was achieved in spite of two negative advertisements approved by our directors under the leadership of Mr. Lorenz.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm rated our company "High Concern" in takeover defenses. The effect of these defenses was to reduce our board's accountability to shareholders.

Our CEO Peter Delaney was potentially entitled to $11 million if there was a change in control. We did not have an independent Chairman and our Lead Director, Luke Corbett, had 16-years long-tenure. The Lead Director position demands the greatest level of independence. GMI said that long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight. Robert Kelley, with 16-years long-tenure, chaired our Audit Committee. A more independent perspective would be a priceless asset for our board of directors.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***